As Filed with the Securities
and Exchange Commission
on March 31, 2003
Contains Confidential Information
Filed pursuant to a request for
Confidential Treatment

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended December 31, 2002

Pepco Holdings, Inc.
Conectiv
Conectiv Energy Holding Company
ACE REIT, Inc.
(Name of Registered Holding Companies)

701 Ninth Street, N.W.
Washington, DC 20068
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3 may
be directed to:

Anthony J. Kamerick
Vice President and Treasurer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, DC 20068
(202) 872-2056

Pepco Holdings, Inc.
FORM U-9C-3
For the Quarter Ended December 31, 2002

Table of Contents

Item 1. - ORGANIZATION CHART

Not required for 4th quarter report.

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

ISSUANCES AND RENEWALS OF SECURITIES

Company Issuing Security	Company To Whom Security Was Issued	Type of Security Issued	Issue or Renewal	Amount of Securities During Period($)	Interest Rate (%)	Cumulative Amount of Securities ($)
PHI Service Company, Agent	Atlantic Generation, Inc.	Money Pool Advance	N/A	*	N/A	*
PHI Service Company, Agent	Conectiv Operating Services Company	Money Pool Advance	Issue	*	*	*
PHI Service Company, Agent	Conectiv Energy Supply, Inc.	Money Pool Advance	Issue	*	*	*
PHI Service Company, Agent	Pepco Energy Services, Inc.	Money Pool Advance	N/A	*	N/A	*

Note: PHI Service Company serves as agent for the PHI System Money Pool.

CAPITAL CONTRIBUTIONS:

Company Contributing Capital	Company Receiving Capital	Amount During Period ($)	Cumulative Amount($)
Conectiv	Enertech Capital Partners, LP	*	*
Conectiv	Enertech Capital Partners II, LP	*	*
Conectiv	Enerval	*	*
Pepco Energy Services, Inc.	Trigen-Pepco Energy Services, LLC	*	*
Pepco Energy Services, Inc.	Viron/Pepco Services Partnership	*	*
Pepco Energy Services, Inc.	Fauquier Landfill Gas, LLC	*	*
Pepco Energy Services, Inc.	Pepco Building Services, Inc.	*	*

Note: Enerval is no longer an active company.

* Confidential Treatment Requested

Item 3. – ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Operating Services Company	Conectiv Thermal Systems, Inc.	Operating and Maintenance Services	*		*
ATS Operating Services, Inc.	Conectiv Operating Services Company	Labor	*		*
Conectiv Operating Services Company	Conectiv Bethlehem LLC	Operating and Maintenance Services	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Power and Capacity	*		*
Conectiv Energy Supply, Inc.	Conectiv Thermal Systems, Inc.	Gas	*		*
Conectiv Energy Supply, Inc.	Delmarva Power & Light Company	Power	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Gas	*		*
Pepco Energy Services, Inc.	Conectiv Energy Supply, Inc.	Gas	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Power	*		*
Conectiv Energy Supply, Inc.	Pepco Energy Services, Inc.	Capacity	*		*
Potomac Power Resources, Inc.	Pepco Energy Services, Inc.	Capacity and Energy	*		*
Potomac Power Resources, Inc.	Pepco Energy Services, Inc.	Asset Management	*		*
Conectiv Energy Supply, Inc.	Potomac Power Resources, Inc.	Generation Asset Dispatch Services	*		*
MET Electrical Testing Company, Inc.	Conectiv Energy Supply, Inc.	Maintenance	*		*
G & L Mechanical Services, Inc.	Potomac Electric Power Company	Maintenance	*		*
G&L Mechanical Services, Inc.	Pepco Energy Services, Inc.	Maintenance	*		*

*Confidential Treatment Requested

2

Part II - Transactions performed by associate companies on behalf of reporting companies.

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged ($)	Indirect Costs Charged ($)	Total Amount Billed ($)
Conectiv Delmarva Generation, Inc.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Conectiv Atlantic Generation, L.L.C.	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
Delmarva Power & Light Company	Conectiv Energy Supply, Inc.	PJM Expenses	*		*
Conectiv Bethlehem, LLC	Conectiv Energy Supply, Inc.	Electric Energy, Capacity and Ancillary Services	*		*
W. A. Chester	Substation Test Company, Inc.	Maintenance	*		*
Pepco Energy Services, Inc.	Substation Test Company, Inc.	Maintenance	*		*
Potomac Electric Power Company	MET Electrical Testing Company, Inc.	Maintenance	*		*
Potomac Electric Power Company	Conectiv Energy Supply, Inc.	Capacity	*		*

Note: PHI Service Company, the service company for the PHI System, provides services to various reporting companies. Such information is reported on the annual Form U-13-60.

* Confidential Treatment Requested

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in millions):

Total consolidated capitalization as of December 31, 2002	$9,486.7	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	1,423.0	Line 2
Greater of $50 million or line 2	$1,423.0	Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)

Energy-related business Category - Rule 58(b)(1)(i)	$ *	
Energy-related business Category - Rule 58(b)(1)(ii)	*	
Energy-related business Category - Rule 58(b)(1)(iv)	*	
Energy-related business Category - Rule 58(b)(1)(v)	*	
Energy-related business Category - Rule 58(b)(1)(vi)	*	
Energy-related business Category - Rule 58(b)(1)(vii)	*	
Energy-related business Category - Rule 58(b)(1)(viii)	*	
Energy-related business Category - Rule 58(b)(1)(ix)	*	
Total current aggregate investment	$*	Line 4
Difference between the greater of $50 million or 15% of Capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$*	Line 5

*Confidential Treatment Requested

Investments in gas-related companies:

NONE

Item 5. - OTHER INVESTMENTS

Prior to the registration of Pepco Holdings, Inc. as a registered holding company on August 1, 2002, Potomac Electric Power Company and its subsidiaries had investments of approximately $140.4 million in "energy-related companies." Such amount is excluded from the calculations in Item 4 above.

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

    Not required for 4th quarter report.

B.   Exhibits:

    B-2.   Certificate of Pepco Holdings, Inc.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

PEPCO HOLDINGS, INC.

By: Anthony J. Kamerick
      Anthony J. Kamerick
      Vice President and Treasurer

March 31, 2003

<u>Certificate</u>

I hereby certify that the Form U-9C-3 for Pepco Holdings, Inc. for the previous quarter has been provided to the state commissions listed below:

Delaware Public Service Commission
861 Silver Lake Boulevard
Cannon Building, Suite 100
Dover, DE 19904

Maryland Public Service Commission
6 St. Paul Centre, 16th Floor
Baltimore, MD 21202

Virginia State Corporation Commission
1300 E. Main Street
Tyler Building
Richmond, VA 23219

New Jersey Board of Public Utilities
Two Gateway Center
Newark, NJ 07102

Public Service Commission of the District of Columbia
2nd Floor – West Tower
1333 H Street, N.W.
Washington, DC 20005

PEPCO HOLDINGS, INC.

By: <u>Anthony J. Kamerick</u>
Anthony J. Kamerick
Vice President and Treasurer

Date: March 31, 2003